SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENERAL MOTORS CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1-2/3 PER SHARE

(Title of Class of Securities)

370442105

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Miller, Fink, Jacobs,

Glaser, Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$868,000,000	$102,163.60

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 28,000,000 shares of the subject company (number of shares sought) by $31.00 (the purchase price per share offered by the Purchaser (as defined below)).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the aggregate amount of the cash offered by Tracinda Corporation (“Purchaser”).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration Number:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.    Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase, dated May 9, 2005 (the “Offer to Purchase”), is incorporated herein by reference. Unless otherwise indicated, references herein to sections are to sections of the Offer to Purchase.

Item 2.    Subject Company Information.

(a)    The name of the subject company is General Motors Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 300 Renaissance Center, Detroit, Michigan 48265 and its telephone number is (313) 446-5000.

(b)    According to the Proxy Statement for General Motors’ Annual Meeting of Stockholders to be held June 7, 2005, there were 565,471,821 shares of General Motors common stock, par value $1 2/3 per share (“Shares”) outstanding as of April 8, 2005.

(c)    The information set forth in the “Summary Term Sheet” and Section 6—“Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Persons.

(a)-(c)(1) (2)    The information set forth in the Introduction and Section 9—“Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is incorporated herein by reference. The principal business address of the Purchaser and the executive officers of Tracinda is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212, (310) 271-0638.

(c)(3) (4)    During the last five years, neither Mr. Kerkorian (the sole director, Chief Executive Officer and President of Tracinda) nor the other executive officer of Tracinda (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

(c)(5)    Each of Mr. Kerkorian (the sole director, Chief Executive Officer and President of Tracinda) and the other executive officer of Tracinda is a U.S. citizen.

Item 4.    Terms of the Transaction.

The Purchaser seeks to purchase up to 28,000,000 Shares for cash at a price equal to $31.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the “Summary Term Sheet” and Section 1—“Terms of the Offer; Proration” through Section 5—“U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b)    The information described in Section 9—“Information Concerning the Purchaser and Its Affiliates,” and Section 11—“Background and Purpose of the Offer; Plans for General Motors” of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in Section 11—“Background and Purpose of the Offer; Plans for General Motors” of the Offer to Purchase is incorporated herein by reference.

(c)(1)-(7)    None.

Item 7.    Source and Amount of Funds or Other Consideration.

The information set forth in the “Summary Term Sheet” and Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference. There are no alternative financing arrangements.

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Item 8.    Interest in Securities of the Subject Company.

(a)    The information set forth in Section 9—“Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is incorporated herein by reference.

(b)    The information set forth in Section 9—“Information concerning the Purchaser and Its Affiliates” and Appendix A of the Offer to Purchase is incorporated herein by reference. Except as set forth therein, none of Tracinda, Mr. Kerkorian (the sole director, Chief Executive Officer and President of Tracinda), nor the other executive officer of Tracinda has during the past 60 days effected any transaction in any equity securities of General Motors.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 14—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a	)(1)	None.

(a	)(2)	The information set forth in Section 13—“Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a	)(3)	None.

(a	)(4)	The information contained in Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(a	)(5)	None.

(b	)	None.

Item 12.    Exhibits.

(a	)(1)(A)	Offer to Purchase, dated May 9, 2005.

(a	)(1)(B)	Letter of Transmittal.

(a	)(1)(C)	Notice of Guaranteed Delivery.

(a	)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a	)(1)(G)	Press Release issued May 9, 2005.

(a	)(1)(H)	Summary Advertisement.

(a	)(1)(I)	Website established by Information Agent - http://www.dfking.com/gm_offer_materials.htm.

(a	)(1)(J)	Press Release issued May 4, 2005, incorporated by reference from Schedule TO, filed by Tracinda Corporation on May 4, 2005.

(b	)	Not Applicable.

(d	)	Not Applicable.

(g	)	Not Applicable.

(h	)	Not Applicable.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2005

TRACINDA CORPORATION A Nevada corporation

By:	/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic Title: Secretary and Treasurer

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EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated May 9, 2005.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued May 9, 2005.

(a)(1)(H)	Summary Advertisement.

(a)(1)(I)	Website established by Information Agent - http://www.dfking.com/gm_offer_materials.htm.

(a)(1)(J)	Press Release issued May 4, 2005, incorporated by reference from Schedule TO, filed by Tracinda Corporation on May 4, 2005.

(b)	Not Applicable.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

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